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                               November 24, 2023

       Matthew R. A. Heiman
       Chief Legal & Administrative Officer
       Waystar Holding Corp.
       1550 Digital Drive, #300
       Lehi, UT 84043

                                                        Re: Waystar Holding
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 15,
2023
                                                            File No. 333-275004

       Dear Matthew R. A. Heiman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

       Form S-1 filed November 15, 2023

       Management's discussion and analysis of financial conditions and results of operations, page 60

   1. We note your response to our prior comment one and your restored disclosure. Please expand your results of
operations discussion for nine months ended December 31, 2023, to discuss and analyze
how the acquired solutions with relatively higher cost of revenues impacted the change in
total cost of revenue as a percentage of reported revenue. Also, since your recent
acquisitions    primarily generate volume-based revenue, with a higher
                                                        cost of revenue
relative to the cost of revenue for other Waystar solutions,    disclose if
this
                                                        is a known trend that
is reasonably likely to have a favorable or unfavorable impact on your cost of revenues
and income from continuing operations. We refer to guidance in
                                                        Item 303(b)(2)(ii) of
Regulation S-K.
   2.                                                   Regarding your segments
and response to our prior comment one:
                                                            Tell us what
financial information is provided to your company   s chief operating
 Matthew R. A. Heiman
Waystar Holding Corp.
November 24, 2023
Page 2
           decision maker (i.e., CODM) and the frequency in which it is provided.
             Tell us the title and describe the role of each of the individuals who reports to your
           CODM.
             Tell us how often the CODM meets with each of his direct reports, the nature of any financial information the CODM receives or discusses with his direct reports when they meet, and the other participants at those meetings.

       Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew R. A. Heiman
                                                            Division of
Corporation Finance
Comapany NameWaystar Holding Corp.
                                                            Office of
Technology
November 24, 2023 Page 2
cc:       William Brentani, Esq.
FirstName LastName